AMENDMENT TO BYLAWS OF
OLD MUTUAL ADVISOR FUNDS II

AS AMENDED NOVEMER 19, 2007

Effective November 19, 2007, the Bylaws of Old Mutual Advisor Funds II are amended to remove all references to “Old Mutual Advisor Funds II” and replace all such references with “Old Mutual Funds II.”